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                             March 1, 2024

       Richard Hull
       Chief Executive Officer
       Miso Robotics, Inc.
       680 East Colorado Blvd, Suite 500
       Pasadena, CA 91101

                                                        Re: Miso Robotics, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed February 16,
2024
                                                            File No. 024-12380

       Dear Richard Hull:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 26, 2024 letter.

       Form 1-A filed February 16, 2024

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Fiscal Years Ended December 31, 2021 and 2022
       Results of Operations, page 24

   1. We note your expanded disclosures in response to prior comment 8. Please address the following items:

                                                              Your disclosure
on page 24 states that you issued credits to 13 of your 21 customers.
                                                            We further note you
disclose the issuance of credits in interim 2023 on page 27.
                                                            Please tell us the
nature of these credits that you issued to your customers and expand your Revenue
Recognition policy to address these credits.
                                                              On page 27, we
note your disclosure that general and administrative expenses included payroll,
employee travel expenses, and professional fees. Further, based on the quantifications
provided in your disclosure for professional fees and travel
 Richard Hull
Miso Robotics, Inc.
March 1, 2024
Page 2
              expenses, it appears that the majority of the increase is related to payroll. In consideration of your Cost Reductions disclosures on page 27, provide disclosure to explain the significant increase in payroll that increased general and administrative expenses in the six months ended June 30, 2023 compared to the six months ended
              June 30, 2022.
                We repeat our prior comment to provide disclosure to explain the changes in cost of revenue period over period. For example, your disclosure on page 25 that, "As a result of the foregoing, [y]our cost of net revenue exceeded the net revenue generated" does not appear to explain the changes in cost of net revenues period over period.
Security Ownership of Management and Certain Securityholders, page 36

2. We note your response to prior comment 11 and reissue. Please revise your beneficial ownership table to include all executive officers and directors. Refer to Item 12(a)(1) of
         Form 1-A. In addition, disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by each of the entities identified.
Notes to the Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue Recognition , page F-11

3. We note your expanded disclosure on page 25 in response to prior comment 7 that under
         Inventory, you state that your revenue model was changed from building units for sale in
         2021 to holding units for lease in 2022. Please explain why your revenue recognition policy does not address this change. In addition, explain why your disaggregated revenue table reflects the same disaggregated revenue sources in 2022 and
2021.
4. It is unclear how you have responded to prior comment 13. In this regard, it does not appear that you have made any changes to your revenue recognition policy on page F-11 or page F-33. Your response states that your business is a "Hardware as a Service" model.
       However, your revenue recognition policy instead states you have a "Software as a service
       (SaaS)" model and software usage fees are your largest source of revenue based on the disaggregation of revenue table on page F-12. Please advise or revise. Further, we note you continue to refer to "leasing" Flippy units to your customers (for example on page
       19). Please provide consistent disclosure throughout your filing related to your type of
FirstName LastNameRichard Hull
       arrangements. Clarify if you follow ASC 606 or 842. We repeat our prior comment 13 to
Comapany
       expandNameMiso   Robotics,
                your disclosure onInc.
                                   page 19 under Principal Products and
Services to explain your
March types
       1, 2024of Page
                 arrangements
                      2        with your customers that currently generate
revenue.
FirstName LastName
 Richard Hull
FirstName  LastNameRichard Hull
Miso Robotics, Inc.
Comapany
March      NameMiso Robotics, Inc.
       1, 2024
March3 1, 2024 Page 3
Page
FirstName LastName
       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Andrew Stephenson